SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 6, 2009

Press Release dated May 14, 2009

Press Release dated May 15, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: May 31, 2009

ENI COMPLETES THE ACQUISITION OF DISTRIGAS

San Donato Milanese (Milan), May 6, 2009 - Today Eni SpA ("Eni"), through its 100% controlled subsidiary Eni Gas & Power Belgium SA ("Eni Belgium"), announced the results of the squeeze-out, which started on April 9, 2009 and terminated on May 4, 2009, by Eni Belgium on all the shares not yet owned in Distrigas NV ("Distrigas"). As a result of this squeeze-out, Eni acquires full control over Distrigas.

In accordance with Articles 42, 43 and 57 of the Belgian Royal Decree of April 27, 2007 relating to public takeover bids, Distrigas shares that have not been tendered to Eni Belgium at the end of the squeeze-out acceptance period (with the exception of the Golden Share owned by the Belgian State) will be deemed to have been transferred as of right to Eni Belgium as of that date. Subsequently, the Distrigas shares have been delisted from Euronext Brussels as from May 5, 2009.

The consideration offered per Distrigas share under the squeeze-out consisted of an amount of euro 6,809.64 in cash and one Certificate (together, the "Consideration").

On May 11, 2009, the cash component of the Consideration will be paid and the Certificates will be delivered to the shareholders who have validly accepted the squeeze-out bid.

Fortis Bank acted as receiving and paying agent for the squeeze-out.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

ANNUAL REPORT ON FORM 20-F 2008

Rome, May 14, 2009 - Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2008, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2008 is available on the Publications section of Eni’s website, www.eni.it.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2008, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni - Gazprom sign new agreement:

  New understanding on South Stream
  Agreement for the assignment of 51% of SeverEnegia to Gazprom with a production target of at least 150,000 boe per day from 2013

Sochi, May 15, 2009 - Gazprom Chairman Alexey Miller and Eni CEO Paolo Scaroni signed today, in the presence of Russia’s Prime Minister Vladimir Putin and Italy’s Prime Minister Silvio Berlusconi, a new understanding on the South Stream project. Eni and Enel also signed an agreement to assign Gazprom 51% of SeverEnergia and the development of the Siberian fields.

The understanding on South Stream will allow to increase the transport capacity from 31 to 63 billion cubic meters per year. Furthermore, Eni and Gazprom confirmed their full commitment to develop the project, given its strategic relevance to provide, through a new route, significant contribution to secure direct gas supplies to Europe.

Eni and Enel also signed an agreement to assign Gazprom 51% of SeverEnergia, the holding company of the Arcticgaz, Urengoil and Neftegaztechnologia exploration and production licenses. These licenses cover oil and gas reserves estimated at 5 billion boe (barrels of oil equivalent). Once the transaction is completed, Eni’s shareholding will decrease from 60% to 29.4%, and Enel’s holding will reduce from 40% to 19.6%.

SeverEnergia, which employs over 500 people in the offices of Moscow and Novy Urengoy, will become the first Russian-Italian company actively operating in the Yamal Nenets region (Western Siberia). The region currently produces some 90% of Russian gas. The parties also agreed to produce first gas by June 2011 from the Samburskoye field and to reach a production level of at least 150,000 boe per day within two years from the start of production. The parties have 90 days to define the plan and obtain all the 2 necessary authorizations, including the extensions of the licenses by Rosnedra, the Russian authority regulating the exploitation of the country’s mineral and oil resources.

Gazprom will pay 1.5 billion dollars for the purchase of SeverEnergia (whose closing is set for the end of June 2009). The payment will be made in two tranches during 2009/2010. As a result of the transaction, Eni and Enel’s equity will cash in 900 million and 600 million dollars, respectively.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it